UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Asset Acceptance Capital Corp.

File No. 0-50552 - CF#25127

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Asset Acceptance Capital Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 30, 2010.

Based on representations by Asset Acceptance Capital Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through April 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director